EXHIBIT 99.1

BrainsWay Completes Additional $6 Million Milestone-Based Investment in Neurolief Ltd. Following FDA Approval of Proliv™Rx System for MDD

BURLINGTON, Mass. and JERUSALEM, March 26, 2026 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today announced the completion of an additional $6 million milestone-based convertible loan to Neurolief Ltd. (“Neurolief”). This second tranche investment was triggered by the recent U.S. Food and Drug Administration (FDA) Premarket Approval (PMA) for Neurolief's Proliv™Rx system, a milestone defined under the terms of BrainsWay’s August 2025 strategic investment transaction with Neurolief.

“Our strategic investments in Neurolief are part of our long-term mission to help accelerate patient access to innovative mental health treatments,” said Hadar Levy, Chief Executive Officer of BrainsWay. “We believe that Proliv™Rx, a unique, at-home therapy designed for treatment-resistant major depressive disorder (MDD), has the potential to expand our total addressable market and offer synergistic opportunities which complement BrainsWay’s powerful, in-clinic Deep TMS™ technology, by providing a clinically validated neurostimulation option to patients that cannot easily access our clinics,” concluded Mr. Levy.

“We appreciate BrainsWay’s capital investments, which have played an important role in advancing our regulatory and commercial strategy for Proliv™Rx. This is an exciting period in our business, and we look forward to furthering our relationship with BrainsWay as we work toward broader commercial adoption,” stated Scott Drees, Neurolief's Chief Executive Officer. “Since receiving FDA approval for Proliv™Rx for MDD, we have begun scaling our commercial operations. Recently, we expanded provider access across a large segment of the U.S. healthcare system through our authorized reseller’s inclusion in the Veterans Affairs Federal Supply Schedule (FSS). With FSS pricing now established for both Proliv™Rx and Relivion®MG, we have created a clear commercial pathway into the VA health system,” concluded Mr. Drees.

Beyond the $11 million invested by BrainsWay in Neurolief to date, the strategic investment agreement provides for potential additional funding to Neurolief, including a third tranche of up to a $5 million equity investment upon Neurolief achieving a defined revenue-based target. BrainsWay also holds a “call option” to acquire all outstanding equity interests in Neurolief during clearly defined exercise windows, at a price based on the greater of a specified enterprise value or a revenue multiple, with the values varying depending on timing of exercise.

About Neurolief
Neurolief is a pioneering neuromodulation company committed to developing breakthrough therapies for mental health and neurological disorders. The company has developed the world’s first wearable, non-invasive, multi-channel brain neuromodulation system, that is designed for use at home, engineered to simultaneously stimulate key neural pathways in the head in order to modulate brain regions involved in regulation of mood and pain. Neurolief's Proliv™Rx device was granted Premarket Approval by the U.S. Food and Drug Administration (FDA), and is indicated as an adjunctive treatment for Major Depressive Disorder (MDD) in adults who failed to achieve satisfactory improvement from at least one previous antidepressant medication, for use at home or in clinic. Its Relivion®MG device is currently FDA-cleared and CE-marked for the treatment of migraine. Learn more at: www.neurolief.com.

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with operations in the United States and Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words, and also includes any financial guidance and projections contained herein. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks relating to the Company’s ability to consummate, finance and close proposed or potential investments, inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors LLC
britchie@lifesciadvisors.com